

UNITED STATES
SECURITIES AND EXCHANGE COMMISS._..
Washington, D.C. 20549



11015969

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RECEIVED

FEB 2 9 2011

211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49178

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2010___ AND ENDING___December 31, 2010___

                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S.L. Reed & Company

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

11111 Santa Monica Blvd., Suite 1200

(No. and Street)

Los Angeles   California   90025

        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Pene   (310) 893-3006

                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants

            (Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170   Northridge   California   91324

    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Steve Pene_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__S.L. Reed & Company_____ , as

of _____December 31_____ , 20 _10_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

State of _____
County of _____   _____
Subscribed ans sworn to (or affirmed) before me on this   Signature
____ day of _____, _____ by
_____ proved to me on the   __Chief Financial Officer__
basis of satisfactory evidences to be the person who   Title
appeared beofre me.

_____
        Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of __Los Angeles__ }

On __Feb. 15, 2011__ before me, __Milkah D. Loscalzo, Notary Public__ ,
Date   Here Insert Name and Title of the Officer

personally appeared __Stephan Penk__
Name(s) of Signer(s)

_____ ,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____
Signature of Notary Public

> MILKAH D. LOSCALZO
> Commission # 1799460
> Notary Public - California
> Los Angeles County
> My Comm. Expires May 27, 2012

Place Notary Seal Above

--- OPTIONAL ---

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____
- ☐ Individual
- ☐ Corporate Officer — Title(s): _____
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: _____

RIGHT THUMBPRINT
OF SIGNER
Top of thumb here

Signer Is Representing: _____

Signer's Name: _____
- ☐ Individual
- ☐ Corporate Officer — Title(s): _____
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: _____

RIGHT THUMBPRINT
OF SIGNER
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Signer Is Representing: _____



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
S.L. Reed & Company:

We have audited the accompanying statement of financial condition of S.L. Reed & Company (the Company) as of December 31, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S.L. Reed & Company as of December 31, 2010, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 22, 2011

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

WE FOCUS & CARE

S.L. Reed & Company
Statement of Financial Condition
December 31, 2010

Assets

Cash	$	118,992
Deposit with clearing organization		75,000
Commissions receivable		30,000
Short-term investments		107,329
Prepaid expense		13,549
Total assets	$	344,870

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	160,839
Payable to affiliate		9,677
Liabilities subordinated to claims of general creditors		100,000
Total liabilities		270,516

Stockholder's equity

Common stock, no par value, 10,000,000 shares authorized,		
5,000,000 shares issued and outstanding		5,000
Additional paid-in capital		197,850
Accumulated deficit		(128,496)
Total stockholder's equity		74,354
Total liabilities and stockholder's equity	$	344,870

The accompanying notes are an integral part of these financial statements.

S.L. Reed & Company
Statement of Income
For the Year Ended December 31, 2010

Revenues

Commissions	$	1,519,114
Management fee		48,592
Interest income		393,237
Total revenues		1,960,943

Expenses

Employee compensation and benefits	704,267
Floor brokerage, exchange, and clearance fees	472,095
Administrative expense	484,946
Professional fees	166,702
Interest on subordinated notes	3,303
Other operating expenses	108,036
Total expenses	1,939,349
Net income (loss) before income tax provision	21,594
Income tax provision	800
Net income (loss)	$ 20,794

The accompanying notes are an integral part of these financial statements.

S.L. Reed & Company
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended December 31, 2010

	Amount
Balance at December 31, 2009	$ 100,000
Increase:	-
Decrease:	-
Balance at December 31, 2010	$ 100,000

The accompanying notes are an integral part of these financial statements.

S.L. Reed & Company
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2010

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2009	$ 5,000	$ 197,850	$ (68,927)	$ 133,923
Distributions to stockholders	-	-	(80,363)	(80,363)
Net income (loss)	-	-	20,794	20,794
Balance at December 31, 2010	$ 5,000	$ 197,850	$ (128,496)	$ 74,354

The accompanying notes are an integral part of these financial statements.

Cash flow from operating activities:

Net income (loss)			$ 20,794
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
(Increase) decrease in assets:			
Deposit with clearing organization	$	(49,906)	
Commissions receivable		26,586	
Short-term investments		(374)	
Employee advance		6,500	
Prepaid expense		343	
Increase (decrease) in liabilities:			
Accounts payable and accrued expenses		129,517	
Payable to affiliate		9,677	
Total adjustments			122,343
Net cash provided by (used in) operating activities			143,137
Net cash provided by (used in) in investing activities			-
Cash flow from financing activities:			
Capital distributions		(80,363)	
Net cash provided by (used in) financing activities			(80,363)
Net increase (decrease) in cash			62,774
Cash at beginning of year			56,218
Cash at end of year			$ 118,992

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	3,303
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

S.L. Reed & Company (the "Company") was incorporated in the state of California on March 18, 1996, and began operations on March 25, 1997. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Windward Capital Group (the "Parent")., and is affiliated through common ownership to Windward Capital Management Co. ("Windward").

The Company operates as a retail broker/dealer in corporate securities over-the-counter, corporate debt securities, mutual funds, municipal securities, variable life annuities and U.S. government securities. The Company also operates as a put and call broker/dealer or option writer.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent.

The Company has elected to be an S Corporation and accordingly has its income taxed under Section 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimun franchise fee of $800.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February xx, 2011, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with J.P. Morgan Clearing Corporation ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. This Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2010 was $75,000.

Note 3: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is included in these financial statements. The tax provision recorded is the California minimum franchise tax of $800.

As discussed in Note 1, the Company is a wholly–owned subsidiary and is included in the consolidated income tax returns filed by its Parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

Note 4: SHORT-TERM INVESTMENTS

As of December 31, 2010, the short-term investment account consists of $107,329 in Certificates of Deposit with an effective interest rate of 0.25% at a financial institution. This short-term investment is FDIC insured and matures June 20, 2011.

Note 5: RELATED PARTY TRANSACTIONS

The Company and the Parent share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by Windward and reimbursed by the company in accordance with an administrative services agreement. These expenses are reported as Administrative expense on the statement of income. For the year ended December 31, 2010, the Company paid $484,946 under this agreement.

The Company and Windward share some mutual clients due to Windward clients requiring margin accounts available through S. L. Reed & Company. Trading activity for these accounts generates commission income and margin debit balance interest income for S. L. Reed & Company, along with the corresponding execution and clearing charges that the company pays. Windward also utilizes S. L. Reed & Company for executing trades from non-shared customers. The net revenues derived from Windward client trades were approximately 42% of total net revenues for 2010.

The Company's subordinated liabilities are owed to its Parent (see note 6).

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 6: SUBORDINATED LIABILITIES

The borrowing under subordination agreement at December 31, 2010 is as follows:

Liabilities subordinated to the claims of general creditors:

Loan payable with interest at 3% due July 29, 2011 $ 100,000

Note 6: SUBORDINATED LIABILITIES

(Continued)

This subordinated borrowing is covered by an agreement approved by FINRA and is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The Company has chosen to include accrued interest on the subordinated note in the subordination agreement and is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule.

Note 7: COMMISSIONS RECEIVABLE

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. All of the customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. For the year ended December 31, 2010, the receivables from clearing brokers of $30,000 are pursuant to these clearance agreements.

Note 8: COMMITMENTS AND CONTINGENCIES

The Company and Windward are the plaintiffs in a legal dispute with two former employees (the defendants). The case was adjudicated by the Superior Court of California, County of Los Angeles and judgment was rendered on August 5, 2008. The ruling by the court was in favor of the Company and Windward and ordered the defendants to pay the sum of $350,635 in sanctions, costs and punitive damages. The defendants have since appealed the decision to the Supreme Court of the State of California. While the appeal is pending before the higher court, the Company's management has elected not to record the settlement as income until the case is resolved. A hearing date has not yet been set.

In a related action the Company filed a claim with FINRA against Raymond James Financial Services, Inc. (RJFS) the employer of the defendants. The case was heard in Arbitration on February 26, 2010. The FINRA Arbitration Committee ruled in favor of RJFS and the matter was closed.

Note 9: PROFIT SHARING PLAN

Effective January 1, 2000, the Company's Board of Directors adopted a qualified 401(K) Profit Sharing Plan (the "Plan"). All employees, 21 years of age or older, are eligible to participate in the Plan, provided they have been employed for more then one year. The Company plan contributions are discretionary and are determined each year by the Company. The participants must be employed on the last day of the plan year and have worked at least 1,000 hours during the year to receive a pre-tax contribution. The participant's contributions are 100% vested at all times. The Company's profit sharing contributions are vested 20% per year of service after the first two years with the Company. For the year ended December 31, 2010, there was no contribution to the plan by the Company.

Note 10: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2010, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS
(Continued)

ASU No.	Title	Effective Date
2009-01	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (ASC 105) - a Replacement of FASB Statement No. 162	After September 15, 2009
2010-06	Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements	After December 15, 2009
2010-09	Subsequent Events (ASC 855): Amendments to Certain Recognition and Disclosure Requirements	After February 24, 2010
2009-16	Accounting for Transfers of Financial Assets (ASC 860) - an Interpretation of FASB Statement No. 140	After November 15, 2009
2009-17	Consolidations (ASC 810) - Improvements to Financial Reporting by Enterprises with Variable Interest Entities	After November 15, 2009

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 12: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2010, the Company had net capital of $155,434 which was $137,400 in excess of its required net capital of $18,034; and the Company's ratio of aggregate indebtedness ($270,516) to net capital was 1.74 to 1, which is less than the 15 to 1 maximum allowed.

Note 13: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $103 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 155,537
Adjustments:		
Haircuts & undue concentration	$ (103)	
Total adjustments		(103)
Net capital per audited statements		$ 155,434

S.L. Reed & Company
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2010

Computation of net capital

Common stock	$ 5,000		
Additional paid-in capital	197,850		
Accumulated deficit	(128,496)		
Total stockholder's equity		$	74,354
Add: Additions to capital			
Subordinated liabilities	100,000		
Total allowable subordinated liabilities			100,000
Total equity & allowable subordinated liability			174,354
Less: Non-allowable assets			
Prepaid expense	(13,549)		
Total non-allowable assets			(13,549)
Net capital before haircuts			160,805
Less: Haircuts and undue concentration			
Haircut on CDs	(268)		
Haircut on fidelity bond	(5,000)		
Undue concentration	(103)		
Total haircuts & undue concentration			(5,371)
Net Capital			155,434

Computation of net capital requirements

Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$ 18,034	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(18,034)
Excess net capital		$ 137,400
Ratio of aggregate indebtedness to net capital	1.74 : 1	

There was a difference of $103 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2010 (See Note 13).

S.L. Reed & Company
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2010

A computation of reserve requirements is not applicable to S.L. Reed & Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

S.L. Reed & Company
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2010

Information relating to possession or control requirements is not applicable to S.L. Reed & Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

S.L. Reed & Company

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2010



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
S.L. Reed & Company:

In planning and performing our audit of the financial statements of S.L. Reed & Company (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

WE FOCUS & CARE

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 22, 2011

SL Reed & Company

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e)(4)

For the Period Ended December 31, 2010



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
SL Reed & Company

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedules of Securities Investor Protection Corporation Assessments and Payments (Forms SIPC-6 and SIPC-7) of SL Reed & Company ("the Company") for the period from January 1, 2010 to December 31, 2010. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the period from January 1, 2010 to December 31, 2010, with the amounts reported in General Assessment Reconciliations (Forms SIPC-6 and SIPC-7);

3. Compared any adjustments reported in Forms SIPC-6 and SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in Forms SIPC-6 and SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with Forms SIPC-6 and SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Forms SIPC-6 and SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of SL Reed & Company taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 22, 2011

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9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND   *WE FOCUS & CARE*

SL Reed & Company
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Period Ended December 31, 2010

	Amount
Total assessment	$ 2,914
SIPC-6 general assessment Payment made on July 23, 2010	(1,507)
SIPC-7 general assessment Payment made on February 17, 2011	(1,407)
Total assessment balance overpaid	$ –

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